EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended June 30,
	2013	2012	2011	2010	2009	2008
Earnings
Pre-tax earnings (loss)	$615	$6,191	$16,167	$1,784	$(14,403)	$(10,691)
Fixed charges	744	862	1,266	1,010	941	1,052
Amortization of capitalized interest	0	0	0	0	0	0
Interest capitalized	0	0	0	0	0	0
	$1,359	$7,053	$17,433	$2,794	$(13,462)	$(9,639)

Fixed Charges
Interest costs	$62	$165	$180	$153	$89	$81
Amortization of debt issuance costs	0	0	0	0	0	0
Interest capitalized	0	0	0	0	0	0
Interest component of rental expense	682	697	1,086	857	852	971
	$744	$862	$1,266	$1,010	$941	$1,052

Ratio	1.83	8.18	13.77	2.77	-14.31	-9.16